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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)

Fuel Corporation of America

(Name of Issuer)

Common Stock, $.001 par value per share

359521309

(Cusip Number)

August 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB control number.

CUSIP No. 359521309

1.	Name of Reporting Person: Heidi A. Patterson

2.	Check the Appropriate Box if a Member of a Group:
	(a) ☐
	(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares	5.	Sole Voting Power: 884,437[1]
Beneficially Owned	6.	Shared Voting Power: 4,223,703[2]
by Each Reporting	7.	Sole Dispositive Power: 884,437[1]
Person With:	8.	Shared Dispositive Power: 4,223,703[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,108,140
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: No
11.	Percent of Class Represented by Amount in Row (9): 15.43%
12.	Type of Reporting Person: IN

___________________
1 Represents 884,437 shares of common stock issuable upon exercise of warrants which are currently exercisable at a price of $.50 per share and which expire on December 1, 2005.
2 Includes (A) 2,688,221 shares of common stock; (B) 365,591shares of common stock issuable upon exercise of warrants which are currently exercisable at a price of $8.50 per share and which expire on February 23, 2007; and (C) 1,169,891 shares of common stock issuable upon exercise of a Convertible Note at a price of $.50 per share which are held in the name of HAP Investments, LLC of which the Reporting Person and her husband own 100% of the issued and outstanding shares.

Item 1(a).	Name of Issuer:

Fuel Corporation of America

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27201 Puerta Real, Suite 350
Mission Viejo, Ca 92691

Item 2(a).	Name of Person Filing:

Heidi A. Patterson

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Fuel Corporation of America
27201 Puerta Real, Suite 350
Mission Viejo, Ca 92691

Item 2(c).	Citizenship:

United State of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e).	CUSIP Number:

359521309

Item 3.	Type of Person:

Item 4.		Ownership:

	a.	Amount Beneficially owned: 5,108,140[3]

	b.	Percent of Class: 15.43%

	c.	Number of shares as to which person has:

(i) Sole power to vote or to direct the vote: 884,437[4]

(ii) Shared power to vote or to direct the vote: 4,223,703[5]

(iii) Sole power to dispose or to direct the disposition of: 884,437[4]

(iv) Shared power to dispose or to direct the disposition of: 4,223,703[5]

Item 5.		Ownership of Five Percent or less of a Class:

Item 6.		Ownership of More than Five Percent on Behalf of Another Person:

___________________
3 Includes 884,437 shares of common stock issuable upon exercise of warrants which are currently exercisable at a price of $.50 per share and which expire on December 1, 2005. Also includes (A) 2,688,221 shares of common stock; (B) 365,591shares of common stock issuable upon exercise of warrants which are currently exercisable at a price of $8.50 per share and which expire on February 23, 2007; and(C) 1,169,891 shares of common stock issuable upon exercise of a Convertible Note at a price of $.50 per share which are held in the name of HAP Investments, LLC of which the Reporting Person and her husband own 100% of the issued and outstanding shares.
4 Represents 884,437 shares of common stock issuable upon exercise of warrants which are currently exercisable at a price of $.50 per share and which expire on December 1, 2005
5 Includes (A) 2,688,221 shares of common stock; (B) 365,591shares of common stock issuable upon exercise of warrants which are currently exercisable at a price of $8.50 per share and which expire on February 23, 2007; and (C) 1,169,891 shares of common stock issuable upon exercise of a Convertible Note at a price of $.50 per share which are held in the name of HAP Investments, LLC of which the Reporting Person and her husband own 100% of the issued and outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired or held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2005

/s/ Heidi A. Patterson

Heidi A. Patterson